August 10, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Larry Spirgel - Assistant Director

RE: File N0. 0-49815 - Response to Comments - Form 10K for Fiscal Year Ended July 31, 2009

Mr. Spirgel:

Re: Evaluation of Useful Economic Life of Intangible Asset

It is the position of the management of Megola, Inc. that the Intangible Asset (Distribution Rights from PCL) on our balance sheet in the amount of $1,350,000 as of fiscal year-end at July 31, 2009 has a useful economic life of 40 years.  As such, an appropriate amortization expenditure of this asset is required. The asset was initially acquired in April of 2007 and as was originally deemed to have an indefinite economic life, no such amortization charges have been applied. A one-time adjustment related to the accrual of these entries will be required and entered into Megola’s accounting system and reviewed by our auditors prior to filing our Year-end financial statements for the period ending July 31, 2010. The following analysis regarding the economic useful life of the “intangible asset – distribution rights” should confirm this statement.

The intangible asset provides Megola with exclusive manufacturing and distribution rights for North America to proven fire inhibitor, suppression and extinguishing technology already employed overseas. The technology provides Megola with the authorization to create all necessary manufacturing and distribution channels required to commercialize the various products in North America. Megola has established sales channels through various distribution groups and networks working to commercialize the Hartindo product line. Megola has established all necessary supply chain components to support these sales efforts.

The intangible asset is not directly related to another group of assets on Megola’s balance sheet.

Megola has met all performance requirements specified in the original agreement to date. On January 28, 2010, all sales/performance quotas were completely removed thus the legal and contractual useful life of the asset is indefinite. There are no known legal, regulatory, contractual, economic or other factors that limit the useful life of the intangible asset.

No renewal requirements are set out in the contract beyond what has been already met per the above points.

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The Hartindo product line is considered truly unique in the North American market place as it demonstrates proven fire inhibitor qualities while also being non-toxic and environmentally friendly. The products were originally introduced in the 1980’s by the inventor, Randall Hart of Indonesia where he garnered tremendous interest but soon left North America after attempts were made to reverse engineer the chemistry. He has been very successful in creating market opportunities for the products in Asia through his company New Star Chemicals of Malaysia and also in Great Britain. The product technology is considered unique and revolutionary. The inhibitor/retardant product AF21 renders paper, wood products, many textiles and some polymers and composite products inflammable in a non-toxic, biodegradable, water-based, bromine-free formulation. The suppression and extinguishing product AF31 has the ability to extinguish many difficult forms of fire including tire fires and kitchen grease fires. William Biscontini, Executive Vice President of BSCO Fire Suppression Systems and a 30 plus year veteran in the field of fire safety and a Professional Fire Engineer has identified Hartindo AF31 as truly unique in its extinguishing capabilities with no true existing competition.

Megola has identified no factors that will contribute to the obsolescence of the Hartindo line and in fact more and more factors driven by increasing environmental awareness will contribute to increasing demand for alternative products in the fire retardant, fire extinguishing and fire suppression industries.

Recent legislative changes in Canada and Europe and the states of California, Maine and Washington banning brominated fire retardants provides unique opportunities for cleaner greener fire retardant technologies, which the Hartindo products clearly are. Expectations are that more states will follow this lead and the opportunities for our product line will continue to grow as the ban on brominated retardants escalates. Similar concerns are being raised about the toxicology and health effects of other common fire retardants.

A substantial level of Megola’s future cash flows will be derived directly from the rights acquired with this Intangible Asset. Megola has expected future cash flows based on the existing definitive marketing and sales agreements. Megola has secured relationships with third party manufacturing and blending facilities to ensure we can meet these sales. These agreements are renewable and indefinite in length of term. There is no foreseeable limit on the period of time over which these rights are expected to contribute to the cash flows of Megola.

Conversely, since the product technology has largely been proven and developed over a considerable period of time in other parts of the world, there are virtually no expenditures in terms of ongoing maintenance and enhancement costs aside from certain industry required certification and testing costs.

It is management’s opinion that the Intangible Asset has a useful economic life of 40 years and that an appropriate amortization of the asset is required including all necessary accounting adjustments. It is also management’s opinion that the asset is not impaired.

Since Megola was in compliance in all terms of the agreement at the time of filing our 10K for Year Ended July 31, 2009, and we foresee no legal or regulatory effects or economic factors considered to impact the future viability of the Hartindo product line, the intangible asset – distribution rights are to be considered to have a useful economic life of 40 years.

Subsequent to the initial response letter issued by Megola management to the SEC dated March 10, 2010 regarding comments received from the SEC regarding our Form 10-K for July 31, 2009 and filed on November 27, 2009, Megola received correspondence from Pacific Channel Limited (PCL) advising that PCL had been dissolved on April 9, 2010 and on the same date received additional correspondence from Newstar Chemicals providing Megola with assurances that Megola would be fully supported by Newstar Chemicals in all regards to the Hartindo product line and that no discussions would be entered into with any other parties regarding these rights and/or commitments through the end of 2010 or until such time as a full agreement between Megola and Newstar has been executed. All matters regarding this correspondence were filed as an 8-K with the SEC on April 31, 2010 in compliance with SEC requirements.

It is the position of management that no negative effects have arisen due to the changes in the nature of our relationship with Newstar Chemicals nor is the value of the intangible asset impaired. In fact PCL’s dissolution provides for greater control and direct relations between Newstar and Megola, which can only be viewed as a positive. Megola will continue to work towards a permanent definitive agreement with Newstar Chemicals and issue the necessary filings upon its completion. Should any factors arise that negatively impact our relationship with Newtsar Chemicals or our North American rights related to the Hartindo product line, we will issue an appropriate filing(s) immediately and make any necessary adjustments to the value of our intangible asset.

Megola’s management is responsible for the adequacy and accuracy of the disclosure in the filings. The comments filed above on behalf of Megola do not foreclose the Securities Exchange Commission from taking any action with respect to any prior or ongoing filings on behalf of the company. Megola may not assert any staff comments in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you require any additional documentation or comments regarding this matter, please do not hesitate to contact our office.

Regards,

Joel Gardner

President and CEO